SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF

2022 & 4Q22

YPF S.A. | **CONSOLIDATED RESULTS**

30 YEARS

YPF LISTED NYSE

CONTENT

Basis of Presentation

As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period).

Summary Consolidated Financials Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Revenues	3,748	5,357	4,645	23.9%	-13.3%	13,682	18,757	37.1%
EBITDA	660	1,580	1,223	85.3%	-22.6%	3,892	5,439	39.7%
Adjusted EBITDA	852	1,506	933	9.5%	-38.0%	3,896	4,947	27.0%
Operating income before impairment of assets	(50)	849	467	N/A	-45.0%	814	2,605	220.0%
Operating income	(165)	751	442	N/A	-41.1%	699	2,482	255.1%
Net income before impairment of assets	349	757	480	37.7%	-36.5%	91	2,314	2449.8%
Net income	274	693	464	69.3%	-33.0%	16	2,234	13862.5%
EPS	0.70	1.76	1.19	70.0%	-32.4%	0.07	5.67	8000.0%
Capex	899	1,137	1,421	58.0%	24.9%	2,630	4,192	59.4%
FCF	148	243	(188)	N/A	N/A	883	755	-14.5%
Cash and cash equivalents	1,108	1,334	1,092	-1.4%	-18.1%	1,108	1,092	-1.4%
Total debt	7,379	6,990	7,088	-3.9%	1.4%	7,379	7,088	-3.9%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items.

Cash and cash equivalents: Include current investment in financial assets.

EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS

•

Adjusted EBITDA in 2022 reached almost US$5 billion, the third highest mark in the company’s history, on the back of higher hydrocarbon production and improved pricing across our business segments which permitted to more than offset significant cost pressures. 4Q22 contributed with an Adj. EBITDA of US$933 million, 9.5% higher than the previous year.

•

Total hydrocarbon production delivered the largest organic growth in the last 25 years, increasing 7.2% in 2022 versus the previous year, totaling 503 Kboe/d. During 2022, crude oil production increased 7.2% versus 2021, while natural gas production expanded 5.0% y/y. Moreover, during the 4Q22 crude oil production continued the growth path reaching 232 Kbbl/d (3.1% q/q), while natural gas production contracted 7.0% (q/q) averaging 35.7 Mm3/d, primarily on the back of lower seasonal demand.

•

Shale oil and shale gas production continued delivering impressive growth rates in 2022, with 45% and 47% y/y expansions, respectively, while we continued making significant progress in operational efficiencies, both in fracking and drilling speeds, resulting in further improvements in our shale development cost.

•

Operating goals were reached on the back of our fully deployed CAPEX plan of US$4.2 billion, in line with our updated guidance of the year, representing an increase of almost 60% against 2021. CAPEX activity gained maximum speed in 4Q22 deploying US$1.4 billion, expanding across all business segments and maintaining our focus in upstream activities.

•

Total audited proven hydrocarbon reserves recorded a new increase of 4% with respect to the previous year, reaching 1.2 billion BOE by Dec-2022, showcasing a solid reserve replacement rate of 124%. Once again, the addition of reserves was largely driven by the progressive developments of our shale operations, more than compensating the hydrocarbons produced during the year and the negative reserve revisions in our conventional blocks on the back of the higher cost base.

•

Domestic fuels´ demand reached historical records during 2022 standing 11% above 2021 levels, with sales of diesel and gasoline growing by 10% and 14%, respectively. During 4Q22, diesel sales softened by 5% sequentially, while gasoline demand remained strong expanding almost 5% q/q on the back of seasonal factors.

•

Processing levels at our refineries increased 5.7% year over year, reaching the highest fuels´ conversion ratio in our company’s history, contributing to meet the historical-high demand, which was complemented through imported volumes of gasoline and diesel and greater portion of biofuels in the blend. During 4Q22, processing levels continue to expand to over 293 Kbbl/d, increasing 5.1% sequentially, allowing to significantly reduce fuels´ imported volumes by 35.4% q/q.

•

Total OPEX expanded by 31% in the year, on a combination of local macro variables (primarily the appreciation of the Argentine Peso in real terms) and a global industry-wide cost inflationary trend, coupled with higher activity levels across all business units.

•

FY 2022 marked the third consecutive year delivering positive free cash flow at US$755 million, allowing to reduce our net debt to slightly below US$6.0 billion and taking the net leverage ratio down to 1.2x. Nevertheless, free cash flow in Q4 was negative by US$188 million, primarily driven by an extraordinary income tax prepayment for 2023 together with the acceleration in our capex activities.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Diesel	1,283	1,954	1,774	38.2%	-9.2%	4,534	6,780	49.5%
Gasoline	795	879	885	11.3%	0.7%	2,710	3,460	27.7%
Natural gas as producers (third parties)	338	501	303	-10.5%	-39.5%	1,496	1,573	5.2%
Other	896	1,394	1,146	28.0%	-17.7%	3,334	4,607	38.2%

Total Domestic Market	3,312	4,727	4,108	24.0%	-13.1%	12,074	16,420	36.0%

Jet fuel	65	135	160	148.1%	18.8%	149	510	241.1%
Grain and flours	124	217	52	-57.7%	-75.9%	623	684	9.8%
Crude oil	13	0	21	60.7%	N/A	35	26	-27.5%
Petchem & Other	235	278	304	29.6%	9.4%	800	1,118	39.7%

Total Export Market	436	630	537	23.3%	-14.7%	1,608	2,337	45.4%

Total Revenues	3,748	5,357	4,645	23.9%	-13.3%	13,682	18,757	37.1%

During 2022, total revenues totaled US$18,757 million, showing a strong increase of 37.1% compared to 2021. In the same line, in 4Q22 revenues reached US$4,645 million, growing by 23.9% compared to 4Q21. In both cases, the increase was primarily due to higher diesel, jet and gasoline prices and volumes dispatched.

When analyzing 2022 revenues, it is worth highlighting:

•

Diesel revenues in the domestic market – 36.1% of total revenues – increased by 49.5% when compared to 2021 driven by an expansion of 36.3% in prices and 9.7% in volumes dispatched. The diesel volume dispatched in 2022 represented the highest annually mark in any given year, caused by higher activity levels in certain industrial segments, such as mining and transportation, and a robust demand in retail segment, highlighting a significant increase from neighboring countries. When compared to 4Q21, the demand remained essentially flat.

•

Gasoline sales in the local market – 18.4% of total revenues – expanded by 27.7% compared to 2021, primarily due to an increase in prices by 12.1%, while volumes expanded by 13.9%, representing the largest volumes sold annually. When compared to 4Q21, the demand showed a stable trend, growing by only 2.4% y/y.

•

Natural gas sales as producers sold to third parties in the domestic market, representing 8.4% of total revenues, increased by 5.2% during 2022 directly related to the increase in volumes sold, while prices remained flat.

•

Other domestic sales jumped 38.2% compared to 2021, representing 25% of total revenues. This variation can be explained mainly through higher sales of LPG, fertilizers and jet fuel. The latter recorded a remarkable increase of 178.3% due to a sound expansion in volumes sold of 76.1%, although not yet fully recovered pre-pandemic levels, and also owing to higher international prices. Moreover, sales of some refined products such as lubricants, petrochemicals, and asphalts were benefited by an improved pricing environment, recording higher prices of 27.1%, 37.0% and 23.7% respectively. Finally, it is worth noting that within this item is recorded the fuel tax recovery applied to diesel imports during 2Q22, according to decree 329/2022.

•

Export revenues expanded by 45.4% year over year primarily driven by the recovery of jet fuel demand, mainly in the international sector, higher international prices of most refined products previously mentioned, and higher natural gas exports, which represented 7.2% of total natural gas sales as producers.

Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Lifting cost	(529)	(631)	(668)	26.3%	5.9%	(1,894)	(2,442)	28.9%
Other Upstream	(57)	(89)	(119)	108.3%	33.1%	(288)	(349)	21.3%
Refining & Logistics cost	(293)	(378)	(397)	35.4%	5.1%	(1,064)	(1,408)	32.3%
Other Downstream	(134)	(166)	(164)	21.9%	-1.2%	(465)	(586)	26.0%
G&P, Corpo. & Other	(172)	(171)	(183)	6.4%	7.0%	(381)	(584)	53.4%

Total OPEX	(1,185)	(1,434)	(1,530)	29.1%	6.7%	(4,092)	(5,369)	31.2%

Depreciation & Amortization	(706)	(724)	(744)	5.4%	2.8%	(3,068)	(2,808)	-8.5%
Royalties	(209)	(263)	(250)	19.8%	-4.7%	(788)	(969)	23.0%
Other	(259)	(330)	(265)	2.2%	-19.9%	(939)	(1,176)	25.2%

Total Other Costs	(1,174)	(1,317)	(1,259)	7.2%	-4.4%	(4,795)	(4,953)	3.3%

Fuels imports	(372)	(596)	(355)	-4.7%	-40.4%	(712)	(1,641)	130.6%
Crude oil purchases to third parties	(289)	(362)	(336)	16.4%	-7.3%	(1,023)	(1,263)	23.5%
Biofuel purchases	(187)	(301)	(269)	44.0%	-10.5%	(518)	(987)	90.5%
Non-oil agro purchases	(221)	(387)	(142)	-35.7%	-63.3%	(972)	(1,222)	25.7%
Other purchases	(219)	(364)	(224)	2.0%	-38.5%	(828)	(1,099)	32.8%
Stock variations	100	277	(259)	N/A	N/A	303	232	-23.4%

Total Purchases & Stock Variations	(1,188)	(1,733)	(1,585)	33.4%	-8.5%	(3,749)	(5,980)	59.5%

Other operating results, net	(251)	(24)	196	N/A	N/A	(232)	150	N/A
Impairment of assets	(115)	(98)	(25)	-78.3%	-74.5%	(115)	(123)	7.0%

Operating Costs + Purchases + Impairment of Assets	(3,913)	(4,606)	(4,203)	7.4%	-8.7%	(12,983)	(8,809)	-32.1%

Stock variations include price effects by US$76 million in 4Q21, US$152 million for 3Q22, US$(20) million for 4Q22, US$233 million for 2021 and US$ 245 million for 2022.

In terms of costs, operating expenses (OPEX) in 2022 totaled US$ 5,369 million, increasing by 31.2% compared to 2021. This variation can be mainly explained by the continued overall accelerated inflationary environment and a slower-than-expected pace of the currency depreciation, which increased the pressure on operating costs in dollar terms and the expansion of activity levels across all business units, resulting in higher O&G production and processing levels. As a consequence, unit OPEX per barrel of hydrocarbon produced, increased only 22.4% y/y.

Total Purchases and Stock Variations, a category highly correlated with demand levels for refined and non-oil agro products, increased by 59.5% compared to 2021.

•

Gasoline and diesel imports increased by 131.7% compared to 2021, driven by higher prices of 70.7% and volumes of 35.7%. The expansion of both gasoline and diesel imports volumes, together with higher gasoline and middle distillate production out of our refineries, allowed to meet the growing demand. Sequentially, in 4Q22 gasoline and diesel imports decreased by 45.5% q/q mainly due to lower volumes of 35.4% and lower prices of 15.7%. It is worth noting that in 2022 fuels imports represented 11% of our total fuels sales, well below the market average of 15%; while in 4Q22, represented 9% of total fuels sales, also below the market average of 12%.

•	Crude oil purchases grew by 23.5% y/y, led by an increase in volumes of 4.5%, and higher prices of 18.2%, partially aligned with fuels price increase throughout the year.

•	Non-oil agro purchases increased by 25.7% y/y, mainly due to greater purchases of fertilizers, aligned with higher sales of these products.

•

Biofuel purchases grew by 90.5%, where biodiesel increased 174.2% and bioethanol expanded 40.3%. Biodiesel variation was aligned with the growing diesel demand, higher blend in diesel sales that has been in place since mid-June, and higher prices. Additionally, bioethanol purchases increased due to higher gasoline demand throughout the year.

In terms of inventories, a positive stock variation of US$232 million and US$303 million was recorded during 2022 and 2021, respectively, explained by an increase in the replacement cost of our inventories, mainly due to higher production costs.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Operating income	(165)	751	442	N/A	-41.1%	699	2,482	255.1%

Interests in companies and joint ventures	171	141	58	-66.1%	-58.9%	287	446	55.4%
Financial results, net	9	85	120	1233.3%	41.2%	(271)	128	N/A
Income tax	259	(284)	(156)	N/A	-45.1%	(699)	(822)	17.6%

Net Income	274	693	464	69.3%	-33.0%	16	2,234	13862.5%

Net Income before impairment of assets	349	757	480	37.7%	-36.5%	91	2,314	2449.8%

Net financial results in 2022 represented a US$128 million gain compared to the US$271 million loss posted in 2021. This was primarily led by a higher devaluation of Argentinian currency; higher interest rates on our liquidity and lower debt interests accrued owing to the reduction of our financial debt.

As a result of the operating and financial evolution, earnings before taxes in 2022 ended with a positive mark of US$ 3,056 million, comfortably surpassing the US$ 715 million achieved in 2021. Moreover, net income in 2022 resulted in a gain of US$2,234 million, the highest mark ever.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA in 2022 reached an annual mark of US$4,947 million, increasing by 27.0% when compared to 2021, representing the third best annual EBITDA in our history. This variation was mainly due to higher realization prices across the board, including higher prices of diesel, gasoline, and other international-priced products, coupled by the expansion in oil production and processing levels, partially offset by higher OPEX.

The below tables display the reconciliation between EBITDA and Adjusted EBITDA for the year:

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Q/Q Δ
Net Income	274	693	464	69.3%	-33.0%	16	2,234	13862.5%
Financial results, net	(9)	(85)	(120)	1233.3%	41.2%	271	(128)	N/A
Interests in companies and joint ventures	(171)	(141)	(58)	-66.1%	-58.9%	(287)	(446)	55.4%
Income tax	(259)	284	156	N/A	-45.1%	699	822	17.6%
Unproductive exploratory drillings	4	7	12	200.0%	71.4%	10	26	160.0%
Depreciation & amortization	706	724	744	5.4%	2.8%	3,068	2,808	-8.5%
Impairment of assets	115	98	25	-78.3%	-74.5%	115	123	7.0%

EBITDA	660	1,580	1,223	85.3%	-22.6%	3,892	5,439	39.7%

Leasing	(62)	(74)	(72)	14.9%	-2.9%	(250)	(274)	9.5%
Other adjustments	254	—	(218)	N/A	N/A	254	(218)	N/A

Adjusted EBITDA	852	1,506	933	9.5%	-38.0%	3,896	4,947	27.0%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Power	Corporate & Other	Consolid. Adjustments	Total
Operating income	1.306	1.523	90	(401)	(36)	2.482
Depreciation & amortization	2.075	565	80	93	(5)	2.808
Unproductive exploratory drillings	26	—	—	—	—	26
Impairment of assets	123	—	—	—	—	123

EBITDA	3.530	2.088	171	(308)	(41)	5.439

Leasing	(173)	(76)	(25)	—	—	(274)
Other adjustments	(298)	—	—	80	—	(218)

Adjusted EBITDA	3.059	2.012	145	(228)	(41)	4.947

Adjusted Ebitda for 2021 and 2022 excludes non-recurring charges related to legal contingencies provisions

The main variations of the FY2022 Adjusted EBITDA against the previous year, are displayed on the following chart:

Downstream excludes inventories price effect of oil products (wich are included in “Corporate & Eliminations”)

Gas & Power includes the new Midstream gas unit since January 2022

Adjusted EBITDA for 2021 and 2022 excludes non-recurring charges related to legal contingencies provisions

•

Upstream (+US$388 million): The positive variation is mainly explained by higher prices of crude oil (20%) and natural gas (2%) and the expansion in oil and gas production of 7,2% and 5,0% respectively, partially mitigated by a 29% lifting cost increase.

•

Downstream (+US$649 million): The EBITDA expansion was due to a 28% increase in local fuels prices coupled by higher prices in other refined products of 38%, excluding gasoline and diesel, and an expansion in processing levels (5.7%). On the other hand, the EBITDA was negatively impacted by higher refining and logistic costs of 32.3%, higher fuels imports of 130.6% and an increase of crude oil and biofuels purchases of 28.3% and 90.5% respectively.

•	Gas & Power (+US$104 million): The EBITDA increase was primarily led by higher results recorded in the midstream gas operations and Metrogas subsidiary.

•	Corporate & Eliminations (-US$90 million): The negative variation can be explained by higher corporate OPEX and the positive one-off results from real estate divestments recorded in 2021.

The main causes of the sequential variation in Adjusted EBITDA between 4Q22 and 3Q22, are displayed on the following chart:

Downstream excludes inventories price effect of oil products (wich are included in “Corporate & Eliminations”)

Gas & Power includes the new Midstream gas unit since January 2022

Adjusted Ebitda for 4Q22 excludes non-recurring charges related to legal contingencies provisions

•

Upstream (-US$260 million): The negative variation was driven by lower natural gas prices of 32% due to the seasonal factor included in Plan Gas contracts, the contraction in natural gas production of 7% and lifting cost of 6%, partially mitigated by a 3% expansion in crude oil production.

•

Downstream (-US$60 million): The EBITDA contraction was due to lower local fuels prices of 5%, a 13% decrease in other-refined-products basket prices and higher refining and logistic costs of 5%, partially offset by an expansion in processing levels (5%) and a significant decrease in fuels imports of 40%.

•

Gas & Power (-US$52 million): The EBITDA decrease can be explained on the back of seasonality that negatively impacted regasification activities and Metrogas results, followed by higher OPEX in midstream gas operations.

•

Corporate & Eliminations (-US$201 million): The EBITDA contraction is mainly explained by a non-cash US$179 million negative variation in inventories price, mainly due to higher OPEX, imports and biofuels blend recorded in 3Q22 that pushed up inventory costs, while in 4Q22, OPEX and biofuels blend remained essentially flat and imports dropped significantly, pushing down inventory costs.

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Operating data Unaudited Figures	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	216.1	224.8	231.8	7.2%	3.1%	210.9	226.0	7.2%

Conventional	149.9	144.7	143.5	-4.3%	-0.8%	154.7	146.3	-5.5%
Shale	62.9	77.0	85.1	35.3%	10.6%	52.9	76.6	45.0%
Tight	3.3	3.1	3.1	-5.7%	0.9%	3.3	3.1	-5.1%

NGL Production (Kbbld)	30.0	38.0	42.6	42.0%	12.0%	34.4	41.6	20.8%

Conventional	11.3	14.7	13.2	17.2%	-9.7%	15.2	15.1	-0.4%
Shale	17.6	22.3	27.9	58.5%	25.5%	17.9	25.2	40.8%
Tight	1.0	1.1	1.4	32.6%	28.4%	1.4	1.3	-5.4%

Gas Production (Mm3d)	37.8	38.4	35.7	-5.5%	-7.0%	35.7	37.5	5.0%

Conventional	16.1	15.0	14.1	-12.1%	-5.6%	17.2	15.0	-12.9%
Shale	14.4	17.1	16.1	12.1%	-5.9%	10.9	16.0	47.4%
Tight	7.4	6.3	5.5	-25.5%	-12.9%	7.6	6.5	-14.8%

Total Production (Kboed)	484.2	504.4	499.2	3.1%	-1.0%	469.7	503.3	7.2%

Conventional	262.5	253.6	245.7	-6.4%	-3.1%	277.9	255.4	-8.1%
Shale	170.9	207.0	214.4	25.4%	3.6%	139.0	202.4	45.6%
Tight	50.7	43.8	39.0	-23.1%	-11.0%	52.7	45.4	-13.9%
Average realization prices
Crude Oil (USD/bbl)	57.7	67.3	66.3	14.8%	-1.5%	53.7	64.4	19.9%
Natural Gas (USD/MMBTU)	3.0	4.4	3.0	-1.0%	-31.5%	3.5	3.6	2.0%

Total hydrocarbon production in 2022 achieved a remarkable expansion of 7.2% when compared to 2021, recording increases in crude oil, NGL and natural gas production year over year. When comparing 4Q22 to 4Q21, total hydrocarbon production increased 3.1% led by a 7.2% increase in crude oil and a 42.0% increase in NGL, the latter due to the interconnection of a new gas pipeline (between TGS’s facilities and Tratayén) during 2022, while 4Q21 was affected by a temporary shutdown of our subsidiary MEGA. These expansions were partially offset by a 5.5% decrease in natural gas production.

Shale production continued expanding strongly during the year, where shale oil and shale gas increased by 45.0% and 47.4% y/y, respectively, due to the increasing activity and the high levels of competitiveness achieved during the year in our shale operations, reaching a new sequential increase of 10.6% in our shale oil production during 4Q22. In that sense, shale production achieved 40% of our total consolidated production in 2022, growing from 30% a year ago.

Average daily crude oil production increased by 7.2% compared to 2021, on the back of the very solid increase in shale oil production previously mentioned, while conventional production dropped 5.5%, driven by the natural decline of our mature fields, partially offset by our strategy of continuing advancing tertiary recovery technics. In that sense, in the Manantiales Behr block, we are currently operating 8 Polymer Injection Units leading into new production records (26.6 kbbl/d during October, representing 28.2% of total production), and we have moved forward in three other pilots beyond Manantiales Behr deployed at the Chachahuen, El Trebol and Los Perales blocks in the province of Mendoza, Chubut and Santa Cruz, respectively. Finally, it is worth mentioning that during 4Q22, crude oil production totaled 231.8 Kbbl/d, achieving a new sequential increase of 3.1% when compared to 3Q22.

On the natural gas side, average daily production increased by 5.0% when compared to 2021, driven by a 47.4% higher shale gas production, which was partially offset by a 12.9% contraction in our conventional production. However, in 4Q22, natural gas production decreased by 5.5% y/y, affected by production curtailments due to lack of demand, which mainly impacted our conventional production.

Oil and gas realization prices increased compared to 2021. Our average realization oil price increased by 19.9% aligned with local fuel price adjustments implemented throughout the year, to about US$64.4 per barrel, although still priced at a discount to export parity. On the gas side, the average price for third parties in 2022 was 3.6 US$/MMBTU, rising by 2.0% compared to 2021.

In 2022, total segment revenues reached US$7,185 million, increasing by 22.4% compared to 2021.

•	Crude oil revenues expanded by 26.7% due to a year-over-year increase of 19.9% in prices and 5.7% in volumes sold.

•	Natural gas revenues went up by 10.6%, led by an increase of 8.4% in volumes sold, coupled by a price increase of 2.0%.

Upstream Financials Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Crude oil	1,153	1,442	1,391	20.6%	-3.5%	4,138	5,243	26.7%
Natural gas	381	566	359	-5.8%	-36.6%	1,624	1,797	10.6%
Other	16	38	38	137.3%	0.3%	107	145	36.2%

Revenues	1,551	2,046	1,788	15.3%	-12.6%	5,869	7,185	22.4%

Depreciation & amortization	(529)	(542)	(554)	4.7%	2.3%	(2,378)	(2,075)	-12.8%
Lifting cost	(529)	(631)	(668)	26.3%	5.9%	(1,894)	(2,442)	28.9%
Royalties	(209)	(259)	(247)	18.1%	-4.8%	(788)	(956)	21.4%
Exploration expenses	(7)	(19)	(23)	244.3%	21.0%	(30)	(65)	114.0%
Other	(348)	(180)	139	N/A	N/A	(597)	(217)	-63.6%

Operating income before impairment of assets	(70)	415	436	N/A	5.0%	181	1,429	689.9%

Impairment of assets	(115)	(98)	(25)	-78.3%	-74.6%	(115)	(123)	7.3%

Operating income	(185)	317	411	N/A	29.6%	66	1,306	1878.9%

Depreciation & amortization	529	542	554	4.7%	2.3%	2,378	2,075	-12.8%
Unproductive exploratory drillings	4	7	12	200.0%	71.4%	10	26	160.0%
Impairment of assets	115	98	25	-78.3%	-74.6%	115	123	7.3%

EBITDA	463	964	1,002	116.4%	3.9%	2,569	3,530	37.4%

Leasing	(39)	(48)	(49)	25.7%	0.7%	(153)	(173)	13.1%
Other adjustments	254	—	(298)	N/A	N/A	254	(298)	N/A

Adjusted EBITDA	679	915	656	-3.5%	-28.4%	2,671	3,059	14.5%

Capex	690	823	986	42.8%	19.8%	2,126	3,111	46.3%

Unit Cash Costs Unaudited Figures, in US$/boe	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Lifting Cost	11.9	13.6	14.5	22.5%	7.0%	11.1	13.3	20.3%
Royalties and other taxes	5.9	7.1	6.7	13.0%	-5.0%	5.8	6.5	12.5%
Other Costs	1.7	2.1	2.8	64.8%	33.1%	1.9	2.1	11.3%

Total Cash Costs (US$/boe)	19.5	22.8	24.1	23.3%	5.7%	18.8	22.0	17.0%

In terms of our cost structure per unit basis, total cash costs increased by 17.0% compared to 2021, due to the following:

•

Lifting cost increased by 20.3% y/y mainly driven by cost pressures in local currency that continued to run higher than the FX depreciation. When breaking down our lifting costs by type of operation in 2022, our unconventional activities averaged 4.0 US$/BOE, a decrease of 5.2% y/y, while our conventional activities averaged US$20.7 per BOE, a rise of 41.6% y/y deeply affected by the lower conventional production previously mentioned and higher pulling and maintenance costs. Lifting cost within our shale core hub averaged 3.6 US$/boe in 2022, recording a new annual reduction of 6.2% led by higher production and operating efficiencies achieved during the year.

•

Royalties within the upstream segment and other taxes increased by 12.5% versus the previous year, where crude oil royalties went up by 18.3% mainly due to higher realization prices, while natural gas royalties remained almost flat (1.1% y/y).

In summary, adjusted EBITDA for the upstream segment reached US$3,059 million in 2022, growing by 14,5% compared to 2021.

CAPEX:

Upstream capex totaled US$3,111 million in 2022, increasing by 46.3% compared to 2021, where 68.0% was allocated to drilling and workover activities, 28.2% to new facilities or the expansion of existing ones, and the remaining 3.8% to exploration and other upstream activities.

During 2022, drilling and workover activities showed a positive trend, completing a total of 301 new wells in our operated blocks, including 144 new wells completed in our unconventional operated blocks, 122 of shale oil and 22 of shale gas.

Regarding shale oil operations, investments remained focused in our core hub blocks Loma Campana, La Amarga Chica, Bandurria Sur and Aguada del Chañar, where we managed to complete 114 new shale horizontal wells, concentrating more than 50% of the CAPEX deployed within the unconventional areas. Moreover, in shale gas, our investments were concentrated in our operated blocks Aguada de la Arena and Rincón del Mangrullo, as well as in the non-operated blocks La Calera, Aguada Pichana Este and Aguada Pichana Oeste.

Additionally, during 2022 the following goals were achieved in the development of our shale operations:

•

We completed the drilling of a 4-well PAD in Loma Campana with the 3 largest wells in Vaca Muerta at over 4,200 meters of horizontal length, highlighting one well with an extension exceeding 4,400 meters.

•	We drilled the first slim-design wells reaching 4,138 meters of lateral length in Rincón del Mangrullo block, setting a new record in terms of horizontal length for a well with “slim-design”.

•

We continued setting new records on drilling and fracking performance, averaging 251 meters per day in drilling and over 190 stages per set per month on fracking, increasing by 25% and 11% respectively, when compared to 2021.

•	We have implemented the use of simul-frac technology as an example of the productivity improvements that we have been achieving over the last years.

•	We finished the expansion of La Amarga Chica crude oil treatment plant, which expanded the capacity from 8,000 m3/d to 12,000 m3/d.

We started the construction of another 12,000 m3/d crude oil treatment plant in Bandurria Sur, which is expected to be up and running by 2023. On the conventional side, our operations maintained their focus on sustainability related activities aiming to further reduce the priority risks in our facilities. Moreover, tertiary recovery activities continued being highly relevant during the year in the Manantiales Behr, El Trébol, Los Perales and Cañadón León blocks. Finally, we completed the heavy crude oil drilling campaign in the Llancanelo area. The results were as expected, and therefore the drilling campaign will continue in 2023.

RESERVES:

2022	Crude oil and condensate (millions of barrels)	Natural gas liquids (millions of barrels)	Natural gas (billion of cubic feet)	Total (millions of barrels of oil equivalent)
Proved developed and undeveloped reserves:
Beginning of year	643	64	2,447	1,143
Revisions of previous estimates	(72)	1	(91)	(87)
Extensions, discoveries and improved recovery	118	27	953	315
Purchases and sales	—	—	—	—
Production for the year	(83)	(15)	(483)	(184)

End of year	606	77	2,826	1,187

Proved developed reserves:
Beginning of year	322	34	1,676	655

End of year	262	36	1,637	590

Proved undeveloped reserves:
Beginning of year	321	30	771	488

End of year	344	41	1,189	596

YPF’s proved reserves closed in 2022 at 1.187 Mboe, representing a y/y variation of 3.8%, with natural gas reserves expanding by 15.5%, while crude oil proved reserves decreased by 5.8%. The addition of proved (developed and undeveloped) hydrocarbon reserves reached 228 million barrels of oil equivalent mainly driven by the progressive developments of our unconventional operations and the effect of variations in oil and gas prices and costs. This result was achieved through the incorporation of 154 million barrels of oil equivalent corresponding to gas reserves and the addition of 74 million barrels corresponding to liquids. Considering that reserves incorporated during the year exceeded 2022 total production (184 MBoe), the reserve replacement ratio (“RRR”) reached 1.2x resulting in a net addition of 44 million barrels of oil equivalent to our proved reserves. When breaking down the RRR between oil and gas, we obtained an RRR for gas of 1.8x and an RRR for oil of 0.6x, highlighting a remarkable replacement ratio of 3.8x in our shale blocks.

The following is a breakdown of the main variations of the addition of proved (developed and undeveloped) hydrocarbon reserves by region:

•

In the Neuquén Basin, the additions of proved reserves of natural gas and unconventional crude oil stood out. The areas of Rincón del Mangrullo, La Calera, Aguada Pichana Este, Aguada de La Arena, Aguada Pichana Oeste, El Orejano and La Ribera Bloque achieved the main additions of gas reserves; while in liquids, the areas with the main additions were La Amarga Chica, Loma La Lata Norte, Bandurria Sur, Aguada del Chañar and Lindero Atravesado.

•	In the San Jorge Gulf Basin, the incorporation of liquids reserves took place mainly in Manantiales Behr block, aligned with the development of the tertiary recovery technics.

•

In the Cuyana Basin, proved reserves were added mainly in the Barrancas area and in the Austral Basin the disincorporation of proved gas reserves were mostly generated in Tierra del Fuego – Fracción B area.

4.2. DOWNSTREAM

Downstream Operating data Unaudited Figures	4Q21	3Q22	4Q22	Y/Y Δ		Q/Q Δ		2021	2022	Y/Y Δ
Crude processed (Kbbld)	277.9	279.0	293.4	5.5%		5.1%		270.2	285.5	5.7%
Refinery utilization (%)	85%	85%	89%	470	bps	436	bps	82%	87%	466	bps

Sales volume

Sales of refined products (Km3)	4,719	4,896	4,912	4.1%		0.3%		17,288	19,155	10.8%

Total domestic market	4,360	4,536	4,431	1.6%		-2.3%		16,054	17,631	9.8%
of which Gasoline	1,452	1,419	1,487	2.4%		4.8%		4,987	5,680	13.9%
of which Diesel	2,181	2,288	2,181	0.0%		-4.7%		8,007	8,783	9.7%
Total export market	360	360	482	33.9%		33.8%		1,233	1,524	23.6%

Sales of petrochemical products (Ktn)	113	115	116	2.9%		0.7%		556	498	-10.3%

Domestic market	91	90	95	4.7%		5.4%		379	396	4.4%
Export market	22	25	21	-4.3%		-16.5%		177	103	-41.9%

Sales of grain, flours and oils (Ktn)	238	449	270	13.4%		-39.7%		1,371	1,507	9.9%

Domestic market	7	50	178	2522.0%		254.4%		33	275	729.0%
Export market	232	398	92	-60.3%		-76.9%		1,338	1,232	-7.9%

Sales of fertilizers (Ktn)	221	242	228	3.1%		-5.7%		760	741	-2.6%

Domestic market	221	242	228	3.1%		-5.7%		760	741	-2.6%

Net average prices of fuels in the domestic market
Gasoline (USD/m3)	500	564	544	8.9%		-3.6%		495	557	12.5%
Diesel (USD/m3)	554	810	770	38.9%		-5.0%		535	732	36.8%
Other refined products (USD/bbl)	80	104	90	12.0%		-13.2%		69	96	38.2%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Comparative values for 2021 were modified due to a change in the product grouping criteria since 2022 onwards

Crude oil processed in 2022 stood at 285.5 Kbbl/d, which represented an increase of 5.7% y/y. The utilization rate was 87.0% increasing 466 bps y/y, mainly due to higher activity levels coupled by an improved availability at our La Plata Refinery as 2021 was affected by maintenance works at one of our catalytic converter plants, partially offset by an unscheduled shutdown in the hydrocracking unit of Luján de Cuyo refinery occurred in November 2022 which is already running normally since January 2023. It is worth noting that during this year, we achieved a record high of gasoline and middle distillates production through the maximization of our refinery’s conversion levels.

Domestic gasoline sales volumes increased by 13.9% compared to 2021, while domestic diesel volumes increased by 9.7% y/y on the back of the record high levels of demand achieved during 2022. In this sense, it is worth noting that historically high diesel demand stressed supply logistics in certain regions of the country, mainly during 2Q22, causing some disruptions in the normal supply to consumers. However, through the increased processing levels, higher imports, and a greater portion of biofuels in the blend, we were able to supply fuels almost normally despite the stressed supply logistics. By the end of the year, diesel demand in the local market showed a slight decrease in comparison with previous quarters.

Net average diesel prices in the domestic market measured in U.S. dollar terms increased by 36.8%, while gasoline net average prices grew by 12.5% compared to 2021. This variation was the result of an active pricing policy at the pump, aiming to compensating the depreciation of the currency while also managing to partially track import parities. In addition, we implemented a strategy of reducing the discounts at the wholesale segments, adjusting wholesale prices above retail prices where, in some segments/cases, we were able to fully translate international parities to local clients.

Moreover, during the year we benefited from a high pricing environment on the basket of refined products, other than gasoline and diesel, which represent between 15% and 20% of our total revenues. For the full year, the average price of this basket increased by 38.2% compared to 2021, aligned to the 39.8% increase in brent oil price.

Downstream Financials Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Diesel	1,283	1,954	1,774	38.2%	-9.2%	4,534	6,780	49.5%
Gasoline	795	879	885	11.3%	0.7%	2,710	3,460	27.7%
Other domestic market	693	1,103	957	38.1%	-13.3%	2,480	3,688	48.7%
Export market	405	584	498	23.0%	-14.7%	1,561	2,198	40.8%

Revenues	3,176	4,520	4,113	29.5%	-9.0%	11,284	16,125	42.9%

Depreciation & amortization	(140)	(138)	(154)	9.7%	11.1%	(556)	(565)	1.6%
Refining & Logistics costs	(293)	(378)	(397)	35.4%	5.1%	(1,064)	(1,408)	32.3%
Fuels imports	(372)	(596)	(355)	-4.7%	-40.4%	(712)	(1,641)	130.6%
Crude oil purchases (intersegment + third parties)	(1,442)	(1,831)	(1,759)	22.0%	-3.9%	(5,160)	(6,619)	28.3%
Biofuel purchases	(187)	(301)	(269)	44.0%	-10.5%	(518)	(987)	90.5%
Non-oil agro purchases	(221)	(387)	(142)	-35.7%	-63.3%	(972)	(1,222)	25.7%
Other	(375)	(508)	(847)	125.8%	66.8%	(1,356)	(2,161)	59.3%

Operating income before impairment of assets	145	381	189	30.3%	-50.4%	945	1,523	61.2%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	145	381	189	30.3%	-50.4%	945	1,523	61.2%

Depreciation & amortization	140	138	154	9.7%	11.1%	556	565	1.6%

EBITDA	285	519	343	20.2%	-34.0%	1,501	2,088	39.1%

Leasing	(19)	(20)	(18)	-6.7%	-11.4%	(76)	(76)	0.1%
Other adjustments	—	—	—	N/A	N/A	—	—	N/A

Adjusted EBITDA	266	499	325	22.1%	-34.9%	1,425	2,012	41.2%

Holding results from oil products	71	40	(74)	N/A	N/A	288	226	-21.6%

Adjusted EBITDA excl. holding results from oil products	195	459	399	104.6%	-13.1%	1,137	1,786	57.1%

Capex	165	222	347	110.7%	56.2%	406	837	106.1%

Revenues in 2022 totaled US$16,125 million, a significant increase of 42.9% compared to 2021, mainly driven by higher prices of diesel, gasoline and other refined products, as well as higher volumes dispatched of gasoline, diesel, jet fuel, lubricants, among others.

Refining and logistics costs went up by 32.3% compared with 2021, mainly due to the inflationary pressure on materials, services, wages and energy costs in our refineries, coupled by higher transportation costs aligned with higher volumes sold of gasoline, diesel and jet fuel described above.

Separately, in 2022 gasoline and diesel imports increased by 131.7% primarily due to a rise in prices of 70.7% and higher volumes of 35.7%. The expansion of both gasoline and diesel imports volumes, which represented 10.7% of total fuels sales, together with higher gasoline and middle distillate production out of our refineries, allowed to meet the higher demand. On the other hand, in 4Q22 gasoline and diesel imports decreased by 45.5% q/q mainly due to lower imported volumes by 35.4% and lower prices by 15.7%.

Crude oil purchases (including intersegment purchases to our Upstream operations) increased by 28.3%, driven by a volume increase of 7.3%, primarily due to higher processing levels, and a higher crude oil realization price by 19.5% compared to 2021. Biofuel purchases increased by 90.5% mainly as a result of a higher mandatory biodiesel blend in force since mid-June and due to the higher fuels demand previously mentioned. Moreover, biodiesel and bioethanol prices increased by 23.0% and 27.2% y/y respectively.

As a result, Downstream adjusted EBITDA, excluding inventories price effects from oil products, totaled US$17.1 per barrel of crude processed, increasing y/y from US$11.5 per barrel of adjusted EBITDA recorded in the previous year. Within the Downstream segment, Refining & Marketing adjusted EBITDA reached US$14.6 per barrel. Moreover, Petrochemical business totaled a remarkable EBITDA of US$2.3 per barrel, one of the highest results of the last years.

CAPEX:

In 2022, Downstream capex totaled US$837 million, setting a 106.1% increase compared to 2021. Out of the total, 63.2% was allocated to refining, 18.2% to logistics, 10.5% to petrochemicals and the remaining 8.0% to marketing.

During 2022, we continued with the execution of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit at the Luján de Cuyo refinery and a gasoline hydrotreatment and revamping of existing gasoline units, in La Plata industrial complex. The purpose of these works is to comply with the new fuel specifications established by Resolution No. 576/2019, which will come in force in 2024. In addition, we moved forward with the revamping of the Topping D Unit of the La Plata refinery, which will allow to process greater shale oil levels and is expected to be ready by the end of 2023. In the same line, in the Luján de Cuyo Industrial Complex, the Basic Engineering for the Revamping of Topping III was carried out, while in Plaza Huincul Refinery we started preliminary works for the revamping of the Topping Unit, which will also enable us to increase the shale oil processing capacity.

We also continued working towards improving our dispatch levels and the transportation network of our products, by finishing the works over La Plata refinery, that will allow the dispatch of Infinia Diesel from La Plata’s port. We also adapted the existing pumping station in Dock Sud in order to increase the transport capacity of the La Plata- Dock Sud – La Matanza Polyduct.

In addition, we continued expanding our service stations network across the country. In this sense, we opened 17 new retail service stations. Furthermore, we kept working in remodeling the Echeverría service station, which will mark a milestone in our commercial network, aiming to inaugurate it during the first semester of 2023. In addition, the new YPF image was deployed in 128 retail service stations.

In terms of midstream oil investments, we continued moving forward. In that sense, we continued advancing with the expansion of Oldelval’s oil pipeline, by signing the ship-or-pay contracts of the new evacuation capacity in December 2022, together with the signing of the new storage and export capacity of the Oil Tanking Ebytem’s expansion. Finally, we continued making progress with the construction of the new “Vaca Muerta Norte” oil pipeline, that will connect the unconventional core hub blocks with the northern of the Neuquén Province and the trans-Andean oil pipeline.

In line with our commitment to sustainability, during 2022 the commercial chemicals unit achieved the mechanical competition of the modular pyrolysis equipment, which will position YPF as a pioneer in reducing the plastic footprint. Finally, during this year, we continued improving safety conditions for our people and facilities, complying with the current environmental regulations in refining operations, logistics and dispatch of oil products.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Natural gas as producers (intersegment + third parties)	383	587	364	-4,9%	-38,0%	1.639	1.831	11,7%
Natural gas retail segment	90	138	60	-32,7%	-56,3%	390	387	-1,0%
Other	55	137	118	115,0%	-14,2%	201	478	137,6%

Revenues	527	862	542	2,8%	-37,1%	2.230	2.695	20,9%

Depreciation & amortization	(14)	(20)	(18)	27,6%	-12,3%	(53)	(80)	51,9%
Natural gas purchases (intersegment + third parties)	(388)	(581)	(368)	-5,0%	-36,6%	(1.637)	(1.833)	12,0%
Other	(122)	(213)	(157)	28,3%	-26,2%	(530)	(691)	30,4%

Operating income before impairment of assets	3	48	(1)	N/A	N/A	10	90	800,1%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	3	48	(1)	N/A	N/A	10	90	800,1%

Depreciation & amortization	14	20	18	27,6%	-12,3%	53	80	51,9%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	17	68	17	-0,7%	-75,3%	63	171	170,7%

Leasing	(5)	(6)	(6)	10,6%	0,0%	(22)	(25)	17,6%
Other adjustments	(5)	—	—	N/A	N/A	—	—	N/A

Adjusted EBITDA	6	63	11	71,4%	-82,3%	41	145	250,8%

Capex	12	27	34	185,4%	27,1%	27	78	190,1%

Sales of natural gas as producers include domestic and external markets

Revenues for 2022 totaled US$2,695 million, rising 20.9% compared to 2021, mainly driven by an increase of 11.7% in sales of natural gas as producers – 67.9% of the segment’s revenues – due to an increase of 9.2% in volumes sold and a rise of 2.3% in prices.

On December 23rd, the Secretary of Energy approved the extension of the current Plan Gas.AR (renamed as Plan Gas 4.1) from January 2025 to December 2028, representing for YPF the renewal of a volume of up to 20.9 Mm³/d of natural gas at an average price of 3.66 USD/MMBTU. In addition, a new auction (Plan Gas 4.2) was launched to the market for the purpose of fulfilling the new gas pipeline Nestor Kirchner, which is expected to be on stream by the Argentinian winter of 2023. As a result, YPF was awarded with a 365-days-a-year contract from 2024 to 2028 of up to 0,97 Mm³/d of natural gas with an average price of 3.66 USD/MMBTU and a winter-contract from 2024 to 2028 of volume of up to 3.25 Mm³/d with a price of 6.35 USD/MMBTU. The volumes awarded in the new tender represented 15% of the total auction, and the contract prices stood between 15% and 20% above the average tendered.

Natural gas sales from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 14.3% of segment’s sales – slightly contracted by 1.0% when compared to 2021 mainly driven by a decrease of 5.9% in natural gas prices, partially compensated by an increase of 5.3% in volumes dispatched. Moreover, other revenues increased by 137.6%, driven by the transfer from the Upstream segment of the sales of propane and butane, as Gas & Power segment include the new Midstream gas unit since January 2022.

Total operating costs, excluding depreciation and amortization, increased by 16.5% compared to 2021 primarily due to a 12.0% increase of gas natural purchases and the new Midstream gas operating cost previously mentioned.

Adjusted EBITDA stood at US$145 million, showing a significant growth compared to the US$41 recorded in 2021, mainly led by the new Midstream gas unit.

CAPEX:

Gas & Power capex totaled US$78 million in 2022, increasing by 190.1% compared to 2021. Throughout 2022, investments were mainly focused on the construction of new midstream gas facilities aiming at de-bottlenecking the potential of the Vaca Muerta formation. In that sense, Midstream Gas continued remaking progress in the revamping of the “Tex Loma La Lata” which is expected to start operations during the second half of 2023, increasing the processing capacity up to 6 Mm3/d of gas and 600 t/d of LGN in the core hub blocks. During the year, we also continued working in the Rincón del Mangrullo expansion project, aimed at improving the gas transportation capacity to the regulated system by 5 Mm3/d.

In terms of LNG, in September 2022, YPF and Petronas, the national oil and gas company of Malaysia, signed a Memorandum Of Understanding (MOU) and a Joint Study and Development Agreement (JSDA) for an integrated liquefied natural gas (“LNG”) project in Argentina that will involve the potential construction of a LNG terminal, together with the development of upstream unconventional gas projects, the construction of the associated infrastructure (including gas pipelines), as well as the international LNG marketing and trading.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Revenues	261	336	306	17.4%	-8.8%	828	1,165	40.7%

Operating costs and other	(334)	(421)	(488)	46.2%	16.0%	(1,012)	(1,566)	54.7%

Operating income before impairment of assets	(73)	(85)	(182)	149.3%	114.1%	(184)	(401)	117.9%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	(73)	(85)	(182)	149.3%	114.1%	(184)	(401)	117.9%

Depreciation & amortization	24	24	20	-17.0%	-19.3%	87	93	7.4%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	(49)	(61)	(162)	229.5%	167.9%	(97)	(308)	216.3%

Leasing	—	—	—	N/A	N/A	—	—	N/A
Other adjustments	—	—	80	N/A	N/A	—	80	N/A

Adjusted EBITDA	(49)	(61)	(82)	67.1%	35.9%	(97)	(228)	134.2%

Capex	32	65	54	67.5%	-17.4%	71	166	133.4%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate and other adjusted EBITDA represented a loss of US$228 million in 2022, compared to a loss of US$97 million in 2021. The negative variation is mainly explained by the rise in OPEX due to the overall accelerated inflationary environment previously mentioned, an increase of media expenses and technology costs, along with one-off real estate sales of US$48 million recorded during the second and third quarters of 2021.

Our subsidiary AESA increased its adjusted EBITDA by 22.6%, while the Sand Mining Operations unit contracted 40% driven by higher costs explained by the reigning cost pressures and higher transportation costs.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Cash BoP	623	667	834	33.9%	25.0%	650	611	-6.0%
Net cash flow from operating activities	1,074	1,582	1,331	23.9%	-15.9%	4,201	5,693	35.5%
Net cash flow from investing activities	(711)	(1,006)	(1,130)	58.9%	12.3%	(2,547)	(4,016)	57.7%
Net cash flow from financing activities	(353)	(335)	(155)	-56.1%	-53.7%	(1,600)	(1,227)	-23.3%
FX adjustments & other	(22)	(74)	(107)	386.2%	44.6%	(93)	(288)	209.7%

Cash EoP	611	834	773	26.5%	-7.3%	611	773	26.5%

Investment in financial assets	497	500	319	-35.8%	-36.2%	497	319	-35.8%

Cash + short-term investments EoP	1,108	1,334	1,092	-1.4%	-18.1%	1,108	1,092	-1.4%

FCF	148	243	(188)	N/A	N/A	883	755	-14.5%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

In 2022 we continued the positive trend in our cash flow from operations, which reached US$5,693 million, comfortably covering our investment plan and interest payments, allowing for further net debt reduction. On a year-to-year basis, the cash flow from operations increased 35.5%, mainly due to the increase in adjusted EBITDA, and positive working capital variations.

Net cash flow from investing activities was negative US$4,016 million, compared to negative US$2.547 in 2021. This increase of 57.7% was primarily driven by our fully deployed CAPEX plan, almost 60% higher than investments of 2021.

Net cash flow from financing activities amounted to negative US$1,227 million in 2022, contracting by 23.3% year-to-year mainly due to the net debt reduction, including a drop of US$72 million in cash interest expenses which represented a decrease of 11.7% y/y.

As a result, free cash flow before debt financing reached US$755 million during the year. This improvement was achieved through a very strong profitability level, partially compensated by the increase of our investment plan. Nevertheless, free cash flow in the last quarter of 2022 came negative in US$188 million primarily driven by an extraordinary income tax prepayment for 2023, together with the acceleration in our capex activities.

In terms of liquidity, our cash and short-term investments stood at US$1,092 million by the end of December, a decrease of US$16 million when compared to 2021, including US$319 million of sovereign bonds and treasury notes.

In terms of cash management, during the year we focused in having an active asset management approach to minimize FX exposure, considering the regulations in force that prevent us from holding a larger portion of our liquidity in foreign currency. In that sense, in a context of limited available dollarized instruments in the local market and given the high level of liquidity throughout the year, we managed to reduce our consolidated net FX exposure of total liquidity by the end of the year from 16.0% in 4Q21 and 31% in 3Q22 to 8.4% in 4Q22. Moreover, if we consider the liquidity invested in inflation indexed instruments as a proxy-hedge to FX risk, we wouldn´t have FX exposure at all. The drop between 3Q22 and 4Q22 is mainly associated with the negative free cash flow generated in the 4Q22 affecting primarily the local currency component of our cash position. On the other hand, the FX exposure decrease between 4Q21 and 4Q22 refers mainly to the funding of the Class XVI export backed bond reserve and payment account, which increased from US$19.4 million in December 2021 US$184.5 million in December 2022, in compliance with the covenants of the notes.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Q/Q Δ
Short-term debt	845	857	1,140	33.0%
Long-term debt	6,534	6,133	5,948	-3.0%

Total debt	7,379	6,990	7,088	1.4%

Avg. Interest rate for AR$-debt	33.4%	56.2%	69.8%
Avg. Interest rate for US$-debt	7.7%	7.9%	7.9%
% of debt in AR$	5%	2%	3%

Cash + short term investments	1,108	1,334	1,092	-18.1%

% of cash in AR$	53%	62%	50%

Net debt	6,271	5,656	5,996	6.0%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of December 31st, 2022, YPF’s consolidated net debt totaled US$5,996 million, decreasing by US$275 million year-to-year.

In 2022 we delivered further reduction in our net leverage position, reaching a ratio of 1.2x net debt to adjusted EBITDA, showcasing a tremendous recovery in our operating and financial performance, after peaking a net leverage ratio of 4.9x in 1Q21. In addition, our liquidity stood in a healthy position, covering our debt amortizations for the following 13 months.

During 2022, YPF’s local issuer rating was upgraded by two notches to AAA from AA+ by local rating agency FIX SCR (affiliate of Fitch Ratings), as well as the rating agency Moody’s increased YPF’s local issuer rating by two notches to AA+ from AA-. In both cases, the rating agencies highlighted the continuous improvement in operating and financial performance, as well as the tremendous growth opportunities for the mid and long term.

In terms of financing, in January 2023 the company tapped local capital markets, where we managed to issue a dollar-denominated 3-year bond, with an interest rate of 1%, for an amount of US$230 million and a peso-denominated bond with variable interest rate for an amount of US$70 million. This issuance allowed the company to partially secure the financing required for 2023 financial needs as planned.

Regarding our maturity profile, the Company faces debt maturities for 2023 totaling an amount of US$1.008 million, mainly consisting of both local and international bonds amortizations (accounting for a 71% of total), and the remaining being trade facilities maturing for an amount of US$42 million and other financial loans for US$248 million

The following chart shows the consolidated principal debt maturity profile of the company as of December 31st, 2022, expressed in millions of dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Revenues	3,748	5,357	4,645	23.9%	-13.3%	13,682	18,757	37.1%

Costs	(2,997)	(3,754)	(3,701)	23.5%	-1.4%	(10,629)	(13,684)	28.7%

Gross profit	751	1,603	944	25.7%	-41.1%	3,053	5,073	66.2%

Selling expenses	(404)	(545)	(452)	11.9%	-17.1%	(1,507)	(1,896)	25.8%
Administrative expenses	(140)	(167)	(198)	41.4%	18.6%	(470)	(657)	39.8%
Exploration expenses	(6)	(18)	(23)	283.3%	27.8%	(30)	(65)	116.7%
Impairment of property, plant and equipment and intangible assets	(115)	(98)	(25)	-78.3%	-74.5%	(115)	(123)	7.0%
Other operating results, net	(251)	(24)	196	N/A	N/A	(232)	150	N/A

Operating income	(165)	751	442	N/A	-41.1%	699	2,482	255.1%

Income of interests in companies and joint ventures	171	141	58	-66.1%	-58.9%	287	446	55.4%
Financial Income	294	642	804	173.5%	25.2%	904	2,188	142.0%
Financial Cost	(350)	(623)	(773)	120.9%	24.1%	(1,408)	(2,315)	64.4%
Other financial results	65	66	89	36.9%	34.8%	233	255	9.4%
Financial results, net	9	85	120	1233.3%	41.2%	(271)	128	N/A

Net profit before income tax	15	977	620	4033.3%	-36.5%	715	3,056	327.4%

Income tax	259	(284)	(156)	N/A	-45.1%	(699)	(822)	17.6%

Net profit for the period	274	693	464	69.3%	-33.0%	16	2,234	13862.5%

Net profit for shareholders of the parent company	201	692	465	131.3%	-32.8%	26	2,228	8469.2%
Net profits for non-controlling interest	(13)	1	(1)	-92.3%	N/A	(10)	6	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.70	1.76	1.19	70.0%	-32.4%	0.07	5.67	8000.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Income Statement Unaudited Figures, in AR$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Revenues	379,775	742,552	786,493	107.1%	5.9%	1,315,633	2,526,466	92.0%

Costs	(305,355)	(527,339)	(640,604)	109.8%	21.5%	(1,028,180)	(1,881,711)	83.0%

Gross profit	74,420	215,213	145,889	96.0%	-32.2%	287,453	644,755	124.3%

Selling expenses	(41,335)	(76,245)	(78,126)	89.0%	2.5%	(145,586)	(257,724)	77.0%
Administrative expenses	(14,337)	(24,377)	(33,838)	136.0%	38.8%	(45,896)	(92,207)	100.9%
Exploration expenses	(678)	(2,593)	(3,858)	469.0%	48.8%	(2,604)	(9,127)	250.5%
Impairment of property, plant and equipment and intangible assets	(11,258)	(14,108)	(4,319)	-61.6%	-69.4%	(11,258)	(18,427)	63.7%
Other operating results, net	(26,273)	(2,478)	35,651	N/A	N/A	(23,939)	30,346	N/A

Operating income	(19,461)	95,412	61,399	N/A	-35.6%	58,170	297,616	411.6%

Income of interests in companies and joint ventures	16,064	19,038	11,350	-29.3%	-40.4%	26,977	58,082	115.3%
Financial Income	30,191	87,286	134,679	346.1%	54.3%	87,226	307,811	252.9%
Financial Cost	(35,199)	(86,026)	(128,633)	265.4%	49.5%	(132,832)	(318,656)	139.9%
Other financial results	6,578	15,478	25,496	287.6%	64.7%	24,060	54,323	125.8%
Financial results, net	1,570	16,738	31,542	1909.0%	88.4%	(21,546)	43,478	N/A

Net profit before income tax	(1,827)	131,188	104,291	N/A	-20.5%	63,601	399,176	527.6%

Income tax	26,557	(39,006)	(26,689)	N/A	-31.6%	(64,409)	(108,912)	69.1%

Net profit for the period	24,730	92,182	77,602	213.8%	-15.8%	(808)	290,264	N/A

Net profit for shareholders of the parent company	24,840	91,896	77,471	211.9%	-15.7%	257	289,057	112373.5%
Net profits for non-controlling interest	(110)	286	131	N/A	-54.2%	(1,065)	1,207	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	63.25	233.72	197.79	2.13	(0.15)	0.65	736.04	113136.9%

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-21	31-Dec-22	31-Dec-21	31-Dec-22
Non-current Assets
Intangible assets	419	384	43,014	68,052
Properties, plant and equipment	16,003	17,510	1,642,259	3,100,306
Assets for leasing	519	541	53,260	95,748
Investments in companies and joint ventures	1,529	1,905	156,925	337,175
Deferred tax assets, net	19	17	1,921	3,010
Other receivables	190	205	19,549	36,468
Trade receivables	43	6	4,363	1,027
Investment in financial assets	25	201	2,534	35,664

Total Non-current Assets	18,747	20,769	1,923,825	3,677,450

Current Assets
Assets held for disposal	1	0	103	0
Inventories	1,500	1,738	153,927	307,766
Contract assets	13	1	1,360	148
Other receivables	616	808	63,259	143,231
Trade receivables	1,305	1,504	133,904	266,201
Investment in financial assets	497	319	51,012	56,489
Cash and cash equivalents	611	773	62,678	136,874

Total Current Assets	4,543	5,143	466,243	910,709

Total Assets	23,290	25,912	2,390,068	4,588,159

Total Shareholders´ Equity	8,264	10,552	848,118	1,868,304

Non-current Liabilities
Provisions	2,519	2,571	258,478	455,213
Deferred tax liabilities, net	1,805	1,733	185,179	306,708
Income tax payable	29	26	3,026	4,588
Other taxes payable	2	1	201	185
Salaries and social security	32	1	3,262	215
Liabilities from leasing	276	272	28,335	48,224
Loans	6,534	5,948	670,535	1,053,196
Other liabilities	9	19	968	3,302
Accounts payable	9	6	888	1,319

Total non-current Liabilities	11,215	10,577	1,150,872	1,872,950

Current Liabilities
Provisions	188	199	19,297	34,981
Contract liabilities	130	77	13,329	13,577
Income tax payable	13	27	1,336	4,711
Other taxes payable	143	173	14,671	30,660
Salaries and social security	229	297	23,459	52,622
Liabilities from leasing	266	294	27,287	52,061
Loans	845	1,140	86,680	201,808
Other liabilities	34	12	3,468	2,359
Accounts payable	1,963	2,564	201,551	454,126

Total Current Liabilities	3,811	4,783	391,078	846,905

Total Liabilities	15,026	15,360	1,541,950	2,719,855

Total Liabilities and Shareholders’ Equity	23,290	25,912	2,390,068	4,588,159

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED CASH FLOW STATEMENT

Cash Flow Statement Unaudited Figures, in US$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Operating activities
Net income	274	693	464	69.3%	-33.0%	16	2,234	13862.5%
Income of interests in companies and joint ventures	(171)	(141)	(58)	-66.1%	-58.9%	(287)	(446)	55.4%
Depreciation of property, plant and equipment	643	657	676	5.1%	2.9%	2,816	2,551	-9.4%
Depreciation of the right-of-use assets	49	56	58	18.4%	3.6%	201	214	6.5%
Amortization of intangible assets	14	11	10	-28.6%	-9.1%	51	43	-15.7%
Disposals of property, plant and equipment and intangible assets and consumption of materials	94	112	75	-20.2%	-33.0%	342	375	9.6%
Income tax charge	(259)	284	156	N/A	-45.1%	699	822	17.6%
Net increase in provisions	317	74	(112)	N/A	N/A	510	139	-72.7%
Impairment of property, plant and equipment and intangible assets	115	98	25			115	123	7.0%
Stock compensation plans	1	—	7	600.0%	N/A	6	8	33.3%
Accrued insurance	(15)	—	—	N/A	N/A	(15)	—	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A	(21)	—	N/A
Results for assignment of participation in areas	(5)	—	—	N/A	N/A	(21)	—	N/A
Results from sales of assets held for disposal	—	—	—	N/A	N/A	(57)	—	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A	—	—	N/A
Changes in Assets and Liabilities & Others	17	262	30	76.5%	-88.5%	(154)	(370)	140.3%

Net cash flow from operating activities	1,074	1,582	1,331	23.9%	-15.9%	4,201	5,693	35.5%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(762)	(1,067)	(1,314)	72.4%	23.1%	(2,448)	(4,006)	63.6%
Contributions and acquisitions of interests in companies and joint ventures	—	—	(2)	N/A	N/A	—	(2)	N/A
Loans with related parties, net	—	—	(18)	N/A	N/A	—	(18)	N/A
Proceeds from sales of financial assets	81	172	241	197.5%	40.1%	406	643	58.4%
Payments for the acquisition of financial assets	(46)	(139)	(96)	108.7%	-30.9%	(594)	(740)	24.6%
Interest received from financial assets	—	28	53	N/A	89.3%	41	99	141.5%
Collection for participation in areas and sale of assets	16	—	6	-62.5%	N/A	48	8	-83.3%

Net cash flow from investing activities	(711)	(1,006)	(1,130)	58.9%	12.3%	(2,547)	(4,016)	57.7%

Financing activities
Payment of loans	(359)	(58)	(52)	-85.5%	-10.3%	(1,653)	(780)	-52.8%
Payment of interests	(105)	(175)	(75)	-28.6%	-57.1%	(615)	(543)	-11.7%
Proceeds from loans	178	39	16	-91.0%	-59.0%	963	402	-58.3%
Account overdraft, net	8	(44)	72	800.0%	N/A	8	71	787.5%
Acquisition of own shares	—	(5)	(23)	N/A	360.0%	—	(28)	N/A
Payment of leasing	(75)	(90)	(90)	20.0%	0.0%	(302)	(341)	12.9%
Payment of interests related to income tax	—	(2)	(3)	N/A	50.0%	(1)	(8)	700.0%

Net cash flow from financing activities	(353)	(335)	(155)	-56.1%	-53.7%	(1,600)	(1,227)	-23.3%

Effect of changes in exchange rates on cash and cash equivalents	(22)	(74)	(107)	386.4%	44.6%	(93)	(288)	209.7%
Translation adjustments	(0)	—	—	N/A	N/A	—	—	N/A
Increase (decrease) in cash and cash equivalents	(12)	167	(61)	408.3%	N/A	(39)	162	N/A
Cash and cash equivalents at the beginning of the period	623	667	834	33.9%	25.0%	650	611	-6.0%

Cash and cash equivalents at the end of the period	611	834	773	26.5%	-7.3%	611	773	26.5%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Cash Flow Statement Unaudited Figures, in AR$ million	4Q21	3Q22	4Q22	Y/Y Δ	Q/Q Δ	2021	2022	Y/Y Δ
Operating activities
Net income	24,730	92,182	77,602	213.8%	-15.8%	(808)	290,264	N/A
Income of interests in companies and joint ventures	(16,064)	(19,038)	(11,350)	-29.3%	-40.4%	(26,977)	(58,082)	115.3%
Depreciation of property, plant and equipment	64,711	89,569	111,081	71.7%	24.0%	267,686	338,019	26.3%
Depreciation of the right-of-use assets	5,126	7,625	9,390	83.2%	23.1%	19,200	28,300	47.4%
Amortization of intangible assets	1,348	1,621	1,957	45.2%	20.7%	4,833	6,252	29.4%
Losses of property, plant and equipment and intangible assets and consumption of materials	9,563	15,074	12,184	27.4%	-19.2%	32,269	48,099	49.1%
Income tax charge	(26,557)	39,006	26,689	N/A	-31.6%	64,409	108,912	69.1%
Net increase in provisions	31,799	11,165	(21,711)	N/A	N/A	49,777	9,537	-80.8%
Impairment of property, plant and equipment and intangible assets	11,258	14,108	4,319	-61.6%	-69.4%	11,258	18,427	63.7%
Stock compensation plans	50	464	474	848.0%	2.2%	342	1,048	206.4%
Accrued insurance	(1,503)	—	—	N/A	N/A	(1,503)	—	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A	(1,855)	—	N/A
Results for assignment of participation in areas	(535)	—	—	N/A	N/A	(2,034)	—	N/A
Results from sales of assets held for disposal	—	—	—	N/A	N/A	(5,549)	—	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A	—	—	N/A
Changes in Assets and Liabilities & Others	3,242	-36,755	1,125	-65.3%	N/A	(11,034)	(54,116)	390.4%

Net cash flow from operating activities	107,168	215,021	211,760	97.6%	-1.5%	400,014	736,660	84.2%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(76,009)	(142,371)	(209,516)	175.6%	47.2%	(234,801)	(532,128)	126.6%
Contributions and acquisitions of interests in companies and joint ventures	—	(40)	(230)	N/A	475.0%	—	(270)	N/A
Loans with related parties, net	—	—	(2,891)	N/A	N/A	—	(2,891)	N/A
Proceeds from sales of financial assets	8,112	22,808	40,970	405.1%	79.6%	38,624	90,231	133.6%
Payments for the acquisition of financial assets	(4,722)	(18,955)	(15,662)	231.7%	-17.4%	(56,009)	(93,002)	66.0%
Interest received from financial assets	(2)	3,919	7,954	N/A	103.0%	3,694	13,996	278.9%
Collection for participation in areas and sale of assets	1,490	334	317	-78.7%	-5.1%	4,500	1,040	-76.9%

Net cash flow from investing activities	(71,131)	(134,305)	(179,058)	151.7%	33.3%	(243,992)	(523,024)	114.4%

Financing activities
Payment of loans	(37,936)	(5,059)	(9,402)	-75.2%	85.8%	(161,016)	(94,517)	-41.3%
Payment of interests	(10,780)	(24,772)	(14,983)	39.0%	-39.5%	(58,454)	(73,123)	25.1%
Proceeds from loans	20,597	(3,146)	4,197	-79.6%	N/A	97,420	49,265	-49.4%
Account overdraft, net	—	(794)	12,487	N/A	N/A	—	11,693	N/A
Acquisition of own shares	—	(847)	(3,396)	N/A	300.9%	—	(4,243)	N/A
Payment of leasing	(7,555)	(12,585)	(13,830)	83.1%	9.9%	(28,526)	(44,960)	57.6%
Payment of interests related to income tax	(36)	(329)	(554)	1438.9%	68.4%	(83)	(1,219)	1368.7%

Net cash flow from financing activities	(35,710)	(47,532)	(25,481)	-28.6%	-46.4%	(150,659)	(157,104)	4.3%

Effect of changes in exchange rates on cash and cash equivalents	853	6,108	6,860	704.2%	12.3%	2,697	17,664	554.9%
Increase (decrease) in cash and cash equivalents	6,880	39,292	14,081	104.7%	-64.2%	8,060	74,196	820.5%
Cash and cash equivalents at the beginning of the period	54,618	83,501	122,793	124.8%	47.1%	54,618	62,678	14.8%

Cash and cash equivalents at the end of the period	62,678	122,793	136,874	118.4%	11.5%	62,678	136,874	118.4%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q21	2Q21	3Q21	4Q21	Cum. 2021	1Q22	2Q22	3Q22	4Q22	Cum. 2022
Total Production	Kboe	39,330	41,961	45,591	44,542	171,424	45,523	45,836	46,406	45,924	183,690

Crude oil production	Kbbl	18,691	19,125	19,265	19,886	76,967	19,993	20,506	20,680	21,325	82,503
NGL production	Kbbl	2,653	3,329	3,832	2,757	12,572	3,979	3,796	3,496	3,915	15,186
Gas production	Mm3	2,860	3,102	3,576	3,482	13,020	3,427	3,424	3,535	3,289	13,674
Henry Hub	USD/MMBTU	2.7	3.0	4.3	4.8	3.7	4.6	7.5	6.8	4.5	6.2
Brent	USD/bbl	61.8	68.8	73.5	79.6	70.7	97.4	111.9	97.8	88.6	98.9
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,082	4,046	4,440	4,719	17,288	4,565	4,782	4,896	4,912	19,155

Domestic market	Km3	3,828	3,749	4,118	4,360	16,054	4,209	4,455	4,536	4,431	17,631
Gasoline	Km3	1,240	1,032	1,263	1,452	4,987	1,410	1,364	1,419	1,487	5,680
Diesel	Km3	1,811	1,931	2,084	2,181	8,007	2,030	2,284	2,288	2,181	8,783
Jet fuel and kerosene	Km3	65	49	74	107	295	124	115	129	151	519
Fuel Oil	Km3	102	73	36	5	216	4	13	21	4	42
LPG	Km3	221	296	278	240	1,035	243	305	298	245	1,092
Other (*)	Km3	388	369	383	375	1,516	398	374	379	363	1,515
Export market	Km3	255	297	322	360	1,233	356	327	360	482	1,524
Petrochemical naphtha	Km3	0	94	88	20	202	15	52	60	23	151
Jet fuel and kerosene	Km3	25	27	29	59	140	74	81	89	110	353
LPG	Km3	74	23	62	154	313	124	28	73	164	389
Bunker (Diesel and Fuel Oil)	Km3	52	64	78	71	264	94	67	51	91	302
Other (*)	Km3	103	89	66	56	315	49	100	87	93	329

Sales of petrochemical products	Ktn	148	136	159	113	556	129	139	115	116	498

Domestic market	Ktn	83	96	109	91	379	99	111	90	95	396
Methanol	Ktn	43	57	71	53	224	68	76	54	55	252
Other	Ktn	40	39	39	38	155	32	35	37	40	143
Export market	Ktn	66	40	50	22	177	30	27	25	21	103
Methanol	Ktn	45	18	32	3	98	6	7	4	2	20
Other	Ktn	21	21	18	19	79	23	21	20	19	83

Grain, flours and oils	Ktn	294	456	381	238	1,371	271	517	449	270	1,507

Domestic market	Ktn	11	11	4	7	33	7	39	50	178	275
Export market	Ktn	284	445	377	232	1,338	264	478	398	92	1,232

Fertilizers	Ktn	186	328	25	221	760	104	166	242	228	741

Domestic market	Ktn	186	328	25	221	760	104	166	242	228	741
Main products imported (YPF stand alone)
Gasolines	Km3	82	6	46	89	223	122	40	49	92	303
Jet Fuel	Km3	0	4	0	6	9	2	0	1	3	7
Diesel	Km3	46	155	251	472	924	318	255	448	229	1,251

Other (*): Principally includes sales of oil and lubricant bases, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

YPF

2022 & 4Q22

YPF S.A. | CONSOLIDATED RESULTS

30 YEARS YPF LISTED NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 9, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer